Eastman Chemical Company

P.O. Box 431

Kingsport, TN 37660

Phone: (423) 229-5694

sking@eastman.com

May 16, 2012

VIA Electronic (EDGAR correspondence file) Supplemental Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long

Re:	Eastman Chemical Company

Amendment No. 1 to Registration Statement on Form S-4

Filed April 20, 2012

File No. 333-179975

Form 10-K for Fiscal Year Ended December 31, 2011 (the “2011 Form 10-K”)

Filed February 22, 2012

File No. 001-12626

Dear Ms. Long:

On behalf of Eastman Chemical Company (“Eastman” or the “Company”), I hereby submit our responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), contained in the letter of the Staff addressed to Theresa K. Lee, dated May 2, 2012, with respect to the referenced filings. The Company’s responses to the Staff’s comments are preceded by the text of the comments in your letter. This letter is being submitted with our filing of Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Amendment No. 1 to Registration Statement on Form S-4

The Merger, page 60

Background of the Merger, page 68

1.	We note your response to comment 17 of our letter dated April 2, 2012 and your “Presentations by Solutia’s Consultants” disclosure on page 108. Please expand

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your “Exposure to Macroeconomic Factors” disclosure on page 84 to better explain how the findings in the consultants’ reports impacted Solutia’s board’s determination that pursuing a merger with Eastman presented a superior alternative to Solutia’s long-range plan as a stand-alone company. Please further revise your disclosure to eliminate broad and conclusory statements that do not fully address for example the reasons why the board determined that Solutia had “heightened exposure to certain macroeconomic risks by virtue of its business model and lines of business.” Similarly, your page 108 disclosure must discuss or provide examples of the “qualitative factors” reviewed by Dr. Rutledge and the board and how those factors are believed to impact Solutia’s long-range plan. With respect to The Valance Group presentation discussed on page 109, your disclosure must provide certain performance parameters to better understand the level of “outperformance of the underlying market growth” required to achieve the rate of growth contemplated by Solutia’s long-range plan. Finally, please tell us what consideration you have given to filing the two presentations as exhibits to the Form S-4 in accordance with Rule 408 of Regulation C.

Management Response:

In response to the Staff’s comments, we believe that we have added all of the requested additional disclosures requested by the Staff in this comment. In particular, Solutia has provided the requested information regarding the Solutia board of directors’ considerations of Solutia’s exposure to certain macroeconomic risks to clarify the nature of these risks. Solutia has also revised the related disclosures regarding the presentations given by Dr. Rutledge and The Valence Group to make clear that these presentations were related to the macroeconomic risks being considered but were not the definitive source or basis of the considerations by the Solutia board of directors of these risks. Certain of the revised disclosures can be found under the heading “Exposure to Macroeconomic Factors” beginning on page 90. In addition, Solutia has significantly expanded the descriptions of the presentations made by Dr. Rutledge and The Valence Group under the section “Presentations by Solutia’s Consultants” beginning on page 117 to respond to the comments of the Staff. We understand that the disclosure regarding the presentations given by Dr. Rutledge and The Valence Group contains all of the material information regarding such presentations.

By way of background for the benefit of the Staff, we have been informed that the consultants attended only a single meeting of the Solutia board of directors and their presentations generally focused on macroeconomic and industry trends affecting Solutia on a stand-alone basis without reference to the transaction with Eastman. The Solutia board of directors was aware that, unlike the opinions provided by Solutia’s and the Solutia board of directors’ financial advisors, both presentations by the consultants were very general in nature and were not given on the basis of extensive specific knowledge or inquiry of Solutia or its businesses. The presentations were each less than an hour in duration and did not occur at the meeting of the Solutia board of directors at which a decision to authorize the merger with Eastman was made. Furthermore, neither Dr. Rutledge nor The Valence Group provided an opinion or report to the Solutia board of directors as to the fairness, from a financial point of view, of the merger consideration to the holders of shares of Solutia common stock or the desirability of the merger or the advisability of entering into a transaction with Eastman or any other party or pursuing any line of business. In addition, while both consultants addressed economic factors generally, neither consultant provided any recommendations or predictions on future macroeconomic performance. As a result, these presentations by the consultants were helpful to the Solutia board of directors and were part of a careful process undertaken by the Solutia board of directors but they were not overly important in light of the overall decision to enter into the merger agreement. Information on the consultants was included in the Registration Statement as initially filed to inform stockholders about the consultation with consultants in the interests of full disclosure about the process undertaken by the Solutia board of directors, and the Registration Statement as currently filed now also provides all of the material information related to these presentations. However, in light of the nature of the presentations, Solutia has informed us that expanding the disclosure further would overemphasize the impact those presentations had on the Solutia board of directors in considering the merger with Eastman and could therefore be misleading to stockholders. Accordingly, in response to the Staff’s question, we do not believe that additional disclosure regarding these presentations or the filing of additional materials is necessary to make the current disclosures not misleading as required by Rule 408 of Regulation C.

Possible Benefits of the Merger, page 111

2.	We note your revised disclosure in response to comment 19 of our letter dated April 2, 2012. Further enhance your disclosure by providing examples of your anticipated operational synergies upon which the management estimated the $100 million in cost savings. In this regard we note that broadly defining the categories of operational synergies, such as corporate costs, raw material and procurement, and improved manufacturing and supply chain processes, without demonstrating how the merger will enable Eastman to rationalize these aspects of its business does not provide the shareholders any insight into management’s belief that the merger may result in possible cost savings.

Management Response:

The Company has enhanced the disclosure in the second paragraph under “The Merger—Certain Unaudited Eastman Forecasts and Other Information—Possible Benefits of the Merger” in the Registration Statement to further describe and provide additional detail of the anticipated operational synergies upon which management estimated the $100 million in expected cost savings.

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Unaudited Pro Forma Condensed Combined Financial Information, page 36

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Statements, page 44

(l) Identifiable intangible assets, page 49

3.	Please disclose how you determined that the customer lists acquired from Solutia will have an estimated useful life of 24 years based on your consideration of the guidance in ASC 350-30-35-1 – 35-5. To the extent that this estimate is based on Solutia’s estimate in their fiscal year 2011 Form 10-K and you determine that this is a reasonable estimate of the useful life once the merger has been completed, please provide a more comprehensive explanation for such a conclusion in your critical accounting estimates section of MD&A, including the method used, the material assumptions made, and what factors could result in a reduction in the useful life and lead to a material impact to your consolidated statements of earnings. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Management Response:

The Company has enhanced the disclosure in Note 4(m) (previously Note 4(l)) in the Registration Statement to further describe how the 24-year useful life for customer lists was determined.

To the extent that management determines that this is a reasonable estimate of the useful life once the merger has been completed, the Company will provide a more comprehensive explanation for such a conclusion in the critical accounting estimates section of MD&A in its future periodic reports, including the method used, the material assumptions made, and what factors could result in a reduction in the useful life and lead to a material impact to the Company’s consolidated statements of earnings.

Eastman Chemical Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis, page 34

Presentation of Non-GAAP Financial Measures, page 39

4.

We note your response to comment 29 of our letter dated April 2, 2012. It remains unclear why each of the non-GAAP performance measures aid investors in evaluating and analyzing ongoing business results and the impact of strategic decisions and actions, since the measures eliminate the impacts of the strategic decisions and actions management has taken. Further, there does not appear to be

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any explanation as to why operating cash flows excluding certain items and free cash flows provide investors with useful information, rather your disclosure states that these measures should be considered. As such, we continue to request that you disclose why you believe each of these measures provide investors with useful information in accordance with Item 10(e)(1)(i)(c) of Regulation S-K.

Management Response:

In the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2012, filed with the Commission on May 10, 2012 (the “March Form 10-Q”), in the Financial Statement Form 8-K (described in our April 20, 2012 response to comment 22 of the Staff’s letter dated April 2, 2012), filed with the Commission on May 16, 2012, and in future filings under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Presentation of Non-GAAP Financial Measures,” the Company has enhanced and clarified and will enhance and clarify, its disclosures as to why and how each of the referenced non-GAAP performance measures is utilized by management, why management believes such measures aid investors in evaluating and analyzing ongoing business results, and why management believes each of such measures provides investors with useful information.

Summary by Operating Segment, page 46

5.	We note your response to comments 24 and 30 of our letter dated April 2, 2012. Please note that qualitative disclosure of the reasons for the changes in your line items, albeit in order of significance, without accompanying quantitative disclosure would not provide the investors with a clear understanding of the effect that each underlying factor had in driving an increase or decrease in your operating results, especially in instances in which the factors offset each other. For example, on page 42 you state that gross profit in 2011 increased primarily due to higher selling prices, which more than offset higher raw material and energy costs without quantifying each factor. Without quantitative disclosure of the underlying factors, it is unclear if the 2% decrease in your gross profit as a percentage of sales as compared to the prior period is fully explained. The need for quantified information is further demonstrated by your analysis of the CAPSI segment’s operating income in which you attribute the increase to four factors, one of which offsets the other three factors. Refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for guidance. In future filings, where there are multiple factors impacting the changes in your various line items, please quantify them accordingly. In addition, please tell us how you have complied with the disclosure requirements of Item 302(a)(3) of Regulation S-K given your response that the industry-wide destocking discussed in the earnings call “was material to the fourth quarter.” Refer to Item 8 of Form 10-K.

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Management Response:

In future filings, the Company will provide further quantitative disclosure of the significant factors underlying increases or decreases in gross profit and operating results, and will quantify factors on a net basis in instances in which related factors (such as increases in raw material and energy costs and increases in selling price) offset each other.

For ease of reference, such proposed expanded disclosure for “Summary of Consolidated Results—Gross Profit” (with the new or revised information in italics from that contained in the 2011 Form 10-K) as it appears in the Financial Statement Form 8-K, is provided below:

2011 Compared to 2010

Gross profit for 2011 increased compared with 2010 in all segments. Gross profit increased primarily due to higher selling prices more than offsetting higher raw material and energy costs by approximately $120 million, and higher sales volume and increased capacity utilization, which led to lower unit costs, particularly in the first half of the year. Gross profit in 2011 included $17 million of costs from an unplanned outage of an olefins cracking unit at the Longview, Texas facility. Gross profit as a percentage of sales for 2011 decreased compared with 2010 primarily due to selling prices increasing 14 percent while raw material and energy costs increased 32 percent.

2010 Compared to 2009

Gross profit and gross profit as a percentage of sales for 2010 increased compared with 2009 in all segments. The increase was due to higher sales volume and lower unit costs from higher capacity utilization of approximately $250 million. In addition, higher selling prices more than offset higher raw material and energy costs by approximately $100 million. Gross profit in 2010 also included $12 million from acetyl license revenue. In first quarter 2010, the Company experienced a power outage at its Longview, Texas manufacturing facility. Costs related to the outage were mostly offset by the settlement of the related insurance claim. Gross profit in 2009 included approximately $20 million in costs related to the reconfiguration of the Longview, Texas facility. The reconfiguration costs impacted the PCI and CASPI segments.

….

As to the Staff’s reiteration of its question concerning the Company’s disclosure in its public webcast and conference call for the fourth quarter of 2011 but not in the MD&A of the 2011 Form 10-K of industry-wide destocking, upon further inquiry and review, management has determined that such was mentioned in the public webcast and conference call in response to a specific question from an analyst and not because it was material to either full year or fourth quarter 2011 segment or Company financial results.

Liquidity, Capital Resources, and Other Financial Information, page 53

6.	We note your response to comment 31 of our letter dated April 2, 2012. It is unclear how you determined that the CDIs referenced in your response allow for the exclusion of the impact of the adoption of the amended accounting guidance for transfers of financial assets and the tax payment on the sale of the PET business from operating cash flows and also the modification to free cash flows, as defined by you at the bottom of page 40 in your fiscal year 2011 Form 10-K. Further, it does not appear as though these non-GAAP measures are defined in a specific agreement that you are required to comply with. As such, we continue to have concerns as to how you determined these measures comply with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K. Please either provide us with a more comprehensive explanation as to how you determined these measures comply with Item 10(e)(1)(ii)(A) of Regulation S-K, or remove the presentation of these measures in future periodic reports and earnings releases included as exhibits to Forms 8-K. Please refer to Instruction 2 to Item 2.02 of Form 8-K for additional guidance.

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Management Response:

As discussed in more detail in the Company’s response to Comment 4 of the Staff, the Company has provided in the March Form 10-Q and the Financial Statement Form 8-K and will in future filings provide enhanced and clarified disclosure as to why and how each of the referenced non-GAAP measures is utilized by management and, as appropriate, presented to investors. As described, management continues to believe that its adjustments to operating cash flows and free cash flow are material and appropriately disclosed to investors. Notwithstanding this belief, in response to the Staff’s comments, the Company does not intend to present in future filings such non-GAAP cash and liquidity measures.

In response to the comment of the Staff, the company has reviewed Instruction 2 to Item 2.02 of Form 8-K, which specifies that:

The requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K shall apply to disclosures under this Item 2.02.

The referenced Item 10(e)(1)(i) requires registrants to present GAAP measures with equal or greater prominence vis-à-vis related non-GAAP measures, provide reconciliations of the non-GAAP measures to the most directly comparable GAAP measures, and provide appropriate statements of the usefulness of such information to investors and of any purposes for which management uses the non-GAAP measures. The Company respectfully submits that it has in its earnings releases complied with, and undertakes in future earnings releases to continue to comply with, such requirements for any non-GAAP financial measures presented therein. The Company believes that Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K do not prohibit the exclusion of charges or liabilities that require, or will require, cash settlement absent an ability to settle in another manner from non-GAAP cash and liquidity measures in earnings releases included as exhibits to Current Reports on Form 8-K furnished pursuant to Item 2.02 thereof.

7.	We note your response to comment 35 of our letter dated April 2, 2012, in which you clarify that the cash contributions made during each fiscal year presented, exceeded the minimum required contributions required under ERISA. As previously requested, please disclose this fact and the reasons for management’s decision to make the excess payments (i.e., to meet the Pension Protection Act funded status measures and what benefit that provides you). Please refer to Item 303(a)(1) of Regulation S-K and Item 501.13 of the Financial Reporting Codification for guidance.

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Management Response:

The Company disclosed in its 2011 Form 10-K that it expected 2012 U.S. defined benefit pension plan funding of $100 million. In the Company’s March Form 10-Q, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources, and Other Financial Information—Liquidity,” the Company included enhanced pension contribution disclosures in response to the Staff’s comment. In the Financial Statement Form 8-K the Company disclosed and in future filings the Company will disclose minimum required contributions and other enhanced pension contribution disclosures. For periods in which the anticipated contribution is materially different from the expected required contribution or is expected to have a material impact on operating cash flows, the Company will include disclosure of the total anticipated contribution and the reasons for management’s decision to make the anticipated excess contribution.

Forward-Looking Statements and Risk Factors, page 62

The Company could be materially adversely affected by disruptions to manufacturing operations or related infrastructure, page 63

8.	We note several recent public statements by Mark Heard regarding the importance of cybersecurity and the implementation of control systems in the chemical sector to protect the sector from cybersecurity threats. Please tell us what consideration you gave to tailoring your risk factor disclosure to more clearly address such threats or attacks and to highlight the potential consequences of the types of attacks that are most concerning to you. In addition, tell us whether you have experienced attacks and, if so, address whether disclosing that fact would provide the proper context for investors considering these risk disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Management Response:

The Company is aware of the panel discussions by Mark Heard, a non-management employee in the Company’s information technology organization, on the topic of cybersecurity at several chemical industry events, and has considered the Division of Corporation Finance’s Disclosure Guidance Topic No. 2. The Company has implemented and maintains systems to protect against cyber attacks and cybersecurity breaches. As disclosed in the 2011 Form 10-K and the March Form 10-Q under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements and Risk Factors—The Company could be materially adversely affected by disruptions to manufacturing operations or related infrastructure,” as with other chemical, manufacturing, and basic materials companies, Company management believes that cyber attacks are among the various factors that could result in a material disruption of manufacturing operations or related infrastructure, notwithstanding the efforts of the Company to avoid such a disruption. In light of the increased focus on

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cybersecurity and the Company’s experiences to date, which have not included third-party breaches of the Company’s computer information systems that have had a material adverse effect on the Company’s operations, the Company believes it has provided appropriate disclosure to investors of potential risks. The Company’s management similarly identifies a number of other items that it believes also have the potential to materially disrupt manufacturing operations and evaluates the probability of the occurrence of an event and the likely magnitude of such event if it were to occur. While such risks, if they were to occur, have the potential to materially disrupt the Company’s manufacturing operations, the Company believes that, in light of present facts and circumstances, it provides adequate disclosure to and the appropriate context for investors.

1. Significant Accounting Policies, page 72

Impairment of Long-Lived Assets, page 73

9.	We note your response to comment 38 of our letter dated April 2, 2012, including the draft disclosure. Please enhance the draft disclosure to state what the lowest identifiable levels for which there are identifiable cash flows are. Please refer to example 4 of ASC 360-10-55-35 for guidance.

Management Response:

While management does not believe the guidance in ASC 360-10-55 requires disclosure of the lowest level of cash flows available, the Company has in the Financial Statement Form 8-K expanded and will in future annual filings expand the disclosure concerning its accounting for impairment of long-lived assets. For ease of reference, such expanded disclosure (with the new or revised information from that contained in the 2011 Form 10-K in italics and new information from that initially proposed in the previous response letter of April 20 in bold italics) as it appears in the Financial Statement Form 8-K, is below:

1. SIGNIFICANT ACCOUNTING POLICIES

….

Impairment of Long-Lived Assets

Properties and equipment and definite-lived intangible assets to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of these long-lived assets is performed at the asset or asset group level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If the carrying amount is not considered to be recoverable, an analysis of fair value is triggered. An impairment is recorded for the excess of the carrying amount of the asset or asset group over the fair value.

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The Company conducts its annual testing of goodwill and indefinite-lived intangible assets in third quarter of each year, unless events warrant more frequent testing. The testing of goodwill is performed at the reporting unit level, which the Company has determined to be its operating segments. If the fair value of a reporting unit is determined to be less than the carrying value of the net assets of the reporting unit including goodwill, additional steps, including an allocation of the estimated fair value to the assets and liabilities of the reporting unit, would be necessary to determine the amount, if any, of goodwill impairment. The carrying value of indefinite-lived intangible assets is considered to be impaired when the fair value, as established by appraisal or based on discounted future cash flows of certain related products, is less than their respective carrying values.

13. Retirement Plans, page 90

10.	We note your response to comment 40 of our letter dated April 2, 2012, in which you concluded non-U.S. pension obligations that are 14% of your total pension obligations are not significant. It is unclear how you arrived at this conclusion in light of the guidance in Rule 1-02(w) of Regulation S-X, which states that a significant subsidiary is a 10% threshold rather than the 20% referenced in your response. Further, the threshold for providing Rule 4-08(g) of Regulation S-X disclosures for equity method investees also has a 10% threshold. As such, please explain in greater detail how you concluded that your non-U.S. plans are not significant to your total benefit obligation. Alternatively, please revise future filings to separately disclose your U.S. and non-U.S. pension plan information. Please refer to ASC 715-20-50-4.

Management Response:

While management believes that its non-U.S. pension obligation is currently insignificant relative to total benefit obligation and, accordingly, does not require separate disclosure, non-U.S. pension obligations are expected to be significant following the completion of the pending Solutia acquisition. Accordingly, the Company will separately disclose U.S. and non-U.S. pension plan information beginning with its 2012 Form 10-K.

14. Commitments, page 97

Guarantees, page 98

11.	We note your response to comment 41 of our letter dated April 2, 2012. Please confirm to us that the other guarantees are not material to your cash flows. Otherwise, we continue to request that you provide all of the disclosures required by ASC 460-10-50-4 in your next periodic report

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Management Response:

In the March Form 10-Q and in the Financial Statement Form 8-K, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources, and Other Financial Information—Off Balance Sheet and Other Financing Arrangements,” the Company provided, and will in future filings provide, enhanced disclosure of other guarantees.

16. Legal Matters, page 99

12.	We note your response to comment 42 of our letter dated April 2, 2012. Please confirm to us that the reasonably possible loss in excess of accrual for your lawsuits, claims, investigations and proceedings is immaterial to your financial position, results of operations and cash flows. Otherwise, we continue to request that you disclose an estimate of the amount or range of reasonably possible loss in excess of accrual, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed disclosures in your response.

Management Response:

As of March 31, 2012 (the date of the Company’s most recent Statement of Financial Position), the estimated reasonably possible loss for lawsuits, claims, investigations, and proceedings was immaterial to the Company’s results of operations, consolidated financial position, or liquidity.

*        *        *         *

Management Acknowledgement

The Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *         *

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Should you have any additional questions or comments on the above-referenced filings, please do not hesitate to contact me at the above telephone number or e-mail address, or Mark L. Hanson at Jones Day (telephone: (404) 581-8573; e-mail: mlhanson@jonesday.com). Thank you in advance for your prompt attention to this filing.

Sincerely,

/s/ Scott V. King
Scott V. King
Vice President, Controller, and Chief
Accounting Officer

Enclosures

cc:	Theresa K. Lee, Eastman Chemical Company

Brian L. Henry, Eastman Chemical Company

Mark L. Hanson, Jones Day

Neil M. Simon, Jones Day

Paul J. Berra, III, Solutia Inc.

David Fox, Kirkland & Ellis LLP

William B. Sorabella, Kirkland & Ellis LLP